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                 September 21, 2022

       Ajay Kochhar
       President and Chief Executive Officer
       Li-Cycle Holdings Corp.
       207 Queen   s Quay West
       Suite 590
       Toronto, ON M5J 1A7
       Canada

                                                        Re: Li-Cycle Holdings
Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed September 14,
2022
                                                            File No. 333-267419

       Dear Mr. Kochhar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff
       Attorney, at (202) 551-3271 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Andrea Basham, Esq.